VF 9-5-02

02053065

STATES
HANGE COMMISSION
D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2002 WASH. D.C. 180

SEC FILE NUMBER
8-15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENNALUNA & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 SHERMAN AVENUE, SUITE 201
(No. and Street)

COEUR D'ALENE	IDAHO	83814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS F. WOBKER (208) 667-7472
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & COMPANY, P.A.
(Name — *if individual, state last, first, middle name*)

1121 MULLAN AVENUE	COEUR D'ALENE	IDAHO	83814
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD B. NICKLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENNALUNA & COMPANY, INC., as of JUNE 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

On this 27th day of August 2002

Christine M. Paisley
Notary Public

Commission expires 7/28/06

Signature

PRESIDENT
Title

CHRISTINE M. PAISLEY
NOTARY
PUBLIC
STATE OF IDAHO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY, INC.

FINANCIAL STATEMENT
JUNE 30, 2002

PENNALUNA & COMPANY

TABLE OF CONTENTS
JUNE 30, 2002

FINANCIAL STATEMENTS

Magnuson, McHugh & Company, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Co, P.A.

August 23, 2002

1121 Mullan Avenue • P.O. Box 1379 • Coeur d'Alene, ID 83816-1379 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174
cpas@mmcocpa.com

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 38,213
Accounts receivable	146,053
Employee advances	13,500
Inventory	65,549
Current portion of deferred tax asset	3,540
Total current assets	266,855
PROPERTY AND EQUIPMENT:	
Furniture and equipment	97,316
Less accumulated depreciation	(73,699)
Total property and equipment	23,617
OTHER ASSETS:	
Security deposit	500
Investments not readily marketable	6,300
Goodwill, net of amortization	22,250
Long-term portion of deferred tax asset	11,430
Total other assets	40,480
Total assets	$ 330,952

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 9,186
Income taxes payable	30
Securities sold, not yet purchased	19,209
Total current liabilities	28,425
SHAREHOLDERS' EQUITY:	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 40,982 are issued	40,982
Additional paid in capital	139,855
Retained earnings	137,230
Less: Treasury stock - 777 shares at cost	(15,540)
Total shareholders' equity	302,527
Total liabilities and shareholders' equity	$ 330,952

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the year ended June 30, 2002

INCOME:	
Commissions and trading profits	$ 1,115,326
EXPENSES:	
Salaries	703,571
Trading expenses	186,327
Quote service	96,022
Payroll taxes	46,679
Telephone, fax, and internet service	35,563
Insurance	33,617
Rent, lights, water, and garbage	21,467
Advertising and promotion	12,897
Depreciation and amortization	10,605
Office expense	10,276
Compliance and registration	9,212
Professional fees	9,041
Postage	6,288
Maintenance and repairs	2,383
Subscriptions and dues	1,790
Travel and entertainment	946
Taxes and licenses	612
Continuing education	550
Total expenses	1,187,846
NET (LOSS) FROM OPERATIONS	(72,520)
OTHER INCOME:	
Interest income	1,063
Deferred tax credit	1,035
Miscellaneous income	4,580
NET (LOSS) BEFORE INCOME TAXES	(65,842)
INCOME TAX PROVISION	(20)
NET (LOSS)	$ (65,862)

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended June 30, 2002

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCE, July 1, 2001	$ 40,759	$ 129,095	$ (10,920)	$ 203,092
NET (LOSS)				(65,862)
OTHER CURRENT YEAR CHANGES:				
Treasury stock purchased			(20,000)	
Treasury stock reissued		10,760	15,380	
Adjustment	223			
BALANCE, June 30, 2002	$ 40,982	$ 139,855	$ (15,540)	$ 137,230

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the year ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (65,862)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:	
Depreciation	8,077
Amortization	2,528
Change in deferred tax provision	(1,035)
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(58,270)
Decrease in inventory	45,644
Increase in accounts payable	7,727
Net cash (used) by operating activities	(61,191)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(6,300)
Purchase of equipment	(3,385)
Net cash (used) by investing activities	(9,685)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds of stock issuance	26,363
Purchase of treasury stock	(20,000)
Net cash provided by financing activities	6,363
NET (DECREASE) IN CASH	(64,513)
CASH, beginning of year	102,726
CASH, end of year	$ 38,213
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 589

The accompanying "Notes to Financial Statements" are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a 3rd party clearing house, FISERV Correspondent Services, Inc., to handle all customer transactions as well as broker trades.

Depreciation - Depreciation is computed for some assets on the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable - The Company identifies its bad debts on the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through FISERV Correspondent Services, Inc.

Amortization - Goodwill is amortized on the straight-line method over a 40-year life.

Inventory - Inventory, which consists primarily of publicly traded stocks held for resale, is valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of $61,284 are included in income for the year ended June 30, 2002. Inventory is in the physical custody of FISERV Correspondent Services, Inc.

Advertising costs - Advertising costs are expensed as incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents - For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

(Continued)

NOTES TO FINANCIAL STATEMENTS
June 30, 2002

NOTE 3: INCOME TAXES

The Company has federal net operating losses of $196,572 and state net operating losses of $137,110 available to offset future tax liabilities. The federal net operating losses may be applied at the rate of $15,863 per year, and the state net operating losses applied at $11,163 per year. The net operating losses available at June 30, 2002 will begin to expire in the year 2003. A deferred tax asset has been recorded to recognize the future benefit of the net operating loss carry-forwards, and a valuation allowance has been recorded to reflect that some net operating losses will expire before they can be utilized. The Company has also recognized a deferred tax liability for the difference in depreciation expense taken for financial statement and tax return purposes. As of June 30, 2002, the deferred tax asset was $44,284 and the valuation allowance was $29,314, for a net deferred tax asset of $14,970. The provision for income tax and the related liability accounts at June 30, 2002 are summarized as follows:

INCOME TAX ASSETS:	
Deferred tax asset:	
Short-term	$ 3,540
Long-term	11,430
	$14,970
INCOME TAX PROVISION:	
Current expense	$ 30
Income tax expense	$ 30

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2002

COMPUTATION OF NET CAPITAL:

Total equity		$ 302,527
Deduct:	Total non-allowable assets	(81,337)
	Haircuts	(12,907)
NET CAPITAL		$ 208,283

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per FOCUS report		$ 200,157
Adjustments:	Correction of interest income	8,276
	Correction of payroll expense	(120)
	Recognition of income tax expense	(30)
NET CAPITAL, per above		$ 208,283

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or 6.67% of aggregate indebtedness. For the year ended June 30, 2002, the minimum is $100,000.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2002

STATEMENT OF FINANCIAL CONDITION:

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 38,013	$ 200	$ 38,213
A/R - clearance account	146,053		146,053
Securities inventory	65,549		65,549
Investments not readily marketable		6,300	6,300
Due from employees		13,500	13,500
Furniture and equipment - net		23,617	23,617
Deposit		500	500
Intangibles - net		22,250	22,250
Deferred tax asset		14,970	14,970
TOTAL ASSETS	$ 249,615	$ 81,337	$ 330,952

LIABILITIES	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
Accrued expenses	$ 9,216	$ 19,209	$ 28,425
TOTAL LIABILITIES	$ 9,216	$ 19,209	28,425
EQUITY			
Common stock			40,982
Additional paid-in-capital			139,855
Retained earnings			137,230
Treasury stock			(15,540)
TOTAL EQUITY			302,527
TOTAL LIABILITIES & EQUITY			$ 330,952

SCHEDULE OF HAIRCUTS:

	Market Value of Securities	Haircut Percentage	Haircut
	$ 62,559	15%	$ 9,383
	4	40%	2
	2,986	100%	2,986
	$ 65,549		12,371
Additional haircut due to short positions in excess of 25% of long positions			536
Total haircuts			$ 12,907

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

Magnuson, McHugh & Company, P.A.
Certified Public Accountants

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Pennaluna & Company (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1121 Mullan Avenue • P.O. Box 1379 • Coeur d'Alene, ID 83816-1379 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174
cpas@mmcocpa.com

Count On Us To Care

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 (Concluded)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Magnuson, McHugh & Co., P.A.

August 23, 2002